Exhibit 107

CALCULATION OF FILING FEE TABLES

F-3

(Form Type)

GRUPO TELEVISA, S.A.B.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Type	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward
Fees to be Paid	Debt	Senior Debt Securities	457(r)		(1)

(1)	The Registrant is registering an indeterminate amount of securities for offer and sale from time to time at indeterminate offering prices. In reliance on Rules 456(b) and 457(r) under the Securities Act of 1933, as amended, the Registrant is deferring payment of all of the registration fee relating to the registration of securities.